"Please note this document is signed/notarized electronically due to relief provided by SEC COVID 19 updates 061820"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG COMPASS (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 30TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN L. ALVAREZ 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEISEL, TUTEUR & LEWIS, P.C.
(Name – *if individual, state last, first, middle name*)

101 EISENHOWER PKWY	ROSELAND	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jorge Aquilo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG COMPASS (USA) LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gustavo A. Gelvez

Notary Public State of Florida
GUSTAVO A GELVEZ
My Commission HH 072836
Expires 12/16/2024

Notary Public

Jorge Aguilo
Digitally signed by Jorge Aguilo
Date: 2021.02.17 11:28:07 -05'00'

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CG Compass (USA) LLC

(A Wholly-Owned Subsidiary of Compass Group Holdings Inc.)

Financial Statement

December 31, 2020

Public Document

CG Compass (USA) LLC

(A Wholly-Owned Subsidiary Of Compass Group Holdings Inc.)

Contents:

Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3-6
Exemption Report SEA Rule 17a-5(d)(4)	7
Report of Independent Registered Public Accounting Firm Review of the Exemption Report SEA Rule 17a-5(g)(2)(ii)	8

MEISEL, TUTEUR & LEWIS, P.C.

Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of Compass Group Holdings Inc.)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CG Compass (USA) LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CG Compass (USA) LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CG Compass (USA) LLC's management. Our responsibility is to express an opinion on CG Compass (USA) LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CG Compass (USA) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as CG Compass (USA) LLC's auditor since 2014.

Roseland, New Jersey
February 25, 2021

101 Eisenhower Parkway | Roseland, NJ 07068 | p 973.228.4600 | mtlcpa.com

CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of Compass Group Holdings Inc.)

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	145,162
Receivables from clearing organization		1,299,919
Due from affiliates		282,866
Other receivables		87,637
Other assets		43,684
Total Assets	$	1,859,268
Liabilities and Member's Capital		
Accounts payable and accrued liabilities	$	305,079
Due to affiliates		87,860
Due to parent		78,071
Total Liabilities		471,010
Commitments and Contingencies		
Member's Capital		1,388,258
Total Liabilities and Member's Capital	$	1,859,268

1. Organization and Nature of Business

CG Compass (USA) LLC (the "Company") was organized under the laws of Delaware on October 1, 2003 and is a wholly-owned subsidiary of Compass Group Holdings Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on May 26, 2004. The Company earns commissions and markups on trading equity and fixed income securities and trailers and loads on mutual funds. Client funds are held in the name of each client at Pershing LLC (the "Clearing Firm" or "Pershing") and the Company does not engage in proprietary trading activities.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships, the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain amounts included in the financial statement are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statement and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash

For purposes of presentation in the statement of financial condition, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash. At December 31, 2020, cash consists of cash held in checking and savings bank accounts in the amount of $145,162. Cash balances may, at a limited number of banks and financial institutions, periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

2. Summary of Significant Accounting Policies (continued)

Receivables from clearing organization

The Company has an agreement with Pershing LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

Receivables from the clearing broker include amounts due on proprietary unsettled cash and margin transactions and commissions earned. As of December 31, 2020, the Company had a clearing deposit with Pershing in the amount of $250,000.

Other Assets

Other assets include prepaid expenses and deposits with vendors.

Fair Value of Financial Instruments

Cash, receivables from clearing organizations, due from affiliates, other receivables, other assets, accounts payable and accrued liabilities, due to affiliates, and due to parent are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short term in nature and approximate market rates.

Accounts Payable and Accrued liabilities

Accounts payable and accrued expenses include accruals for employee related compensation, employee benefits and third-party services, as well as other payables.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statement do not reflect a provision for income taxes.

The Company recognizes, and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction, New York and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2017. No interest expense or penalties have been assessed for the year ended December 31, 2020.

New Accounting Pronouncements

The following are accounting pronouncement was adopted effective January 1, 2020:

In August 2018, the FASB issued an ASU that eliminates, amends and adds certain disclosure requirements for fair value measurements (ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*). The ASU is effective for all annual and interim periods beginning January 1, 2020, with early adoption permitted. The adoption of this guidance did not have an impact to our financial position.

3. Transactions with Related Parties

The Company is part of a larger financial services organization and routinely conducts intercompany and related party transactions with the Parent and certain affiliates as defined by service agreements.

Transactions with Parent

As of December 31, 2020, the liability due to the Parent by the Company totaled $78,071 for payroll, office expenses, and various other operational expenses paid by the Parent on the Company's behalf. Amounts due are non-interest bearing and due on demand.

Transactions with Affiliated Entities

Affiliates of the Company receive and provide support services from/to the Company under service level agreements that define the services to be provided to/by those affiliates and the basis upon which the Company will reimburse them or be reimbursed for expenses incurred in providing those services.

The Company shares its office space as well as various administrative services with affiliates of the Company. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the affiliated entity were charged to the Company. Under the agreement, certain expenses of the affiliated entity such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company.

The Company has entered into service agreements with companies affiliated through common ownership under which the Company earns fees for providing various introductory, brokerage, administrative, and other professional services as defined by service agreements.

As for December 31, 2020, the Company has the following balances reflected on the accompanying statement of financial condition with affiliated entities:

Due from affiliates		
Introductory, brokerage, administrative, other services provided by the Company	$	282,866
Due to affiliates		
Expense sharing agreement related expenses	$	54,088
Professional services provided to the Company		33,772
Total due to affiliates	$	87,860

The transactions with affiliates described above and the effect thereof on the accompanying financial statement may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

4. Concentration of Credit Risk

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $909,256 which was $877,855 in excess of its required net capital of $31,401. At December 31, 2020, the ratio of Aggregate Indebtedness to Net Capital was .52 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

6. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7. COVID-19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believe that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statement is undetermined at this time.

8. Subsequent Events

The Company has considered subsequent events and transactions through February 25, 2021, the date the financial statement was issued, noting no material events requiring disclosure or recognition in the Company's financial statement.

COMPASS GROUP
135 EAST 57TH STREET, 30TH FLOOR
NEW YORK, NY 10022
PHONE: (212) 355 7630
FAX: (212) 355 2015

Exemption Report
SEA Rule 17a-5(d)(4)

February 24, 2021

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

CG Compass (USA) LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2020.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Jorge Aguilo

Title: CEO

MEISEL, TUTEUR & LEWIS, P.C.

Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of Compass Group Holdings Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(4), in which (1) CG Compass (USA) LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CG Compass (USA) LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) CG Compass (USA) LLC stated that CG Compass (USA) LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CG Compass (USA) LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CG Compass (USA) LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 25, 2021

101 Eisenhower Parkway | Roseland, NJ 07068 | p 973.228.4600 | mtlcpa.com